UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

PRESS RELEASE BBVA earns €5.45 billion through June, expects accumulated profit of €48 billion for 2025-2028, with an average ROTE of about 22 percent Onur Genç

Except where otherwise stated, the evolution of each of the main headings and changes in the income statement described below refer to constant exchange rates. In other words, they do not take currency fluctuations into account. At the top of the P&L account, net interest income stood at €12.6 billion, up 10 percent yoy, boosted by significant activity in Spain and Mexico (+6.3 percent and +11.7 percent, respectively). Net fees and commissions grew by 18 percent yoy, to €4 billion, driven mostly by payments and asset management. The sum of NII and fees, which represent the core revenues of the banking business, increased by 12 percent, to €16.6 billion.

BBVA

07.31.2025

NTI contribution was €1.43 billion, down 13 percent yoy.

The line of other operating income and expenses showed a significant improvement in 1H25 vs the same period a year earlier, on the back of a lower impact from hyperinflation in Argentina and Türkiye and the good performance of the insurance business. Likewise, this year's heading compares favorably vs last year's, when it registered the total annual extraordinary tax on banking institutions in Spain in 1Q24 (€285 million)[2].

Gross income reached €18 billion in 1H25, up 20 percent yoy.

Operating expenses grew by 10 percent yoy, to €6.79 billion. This increase is below the average inflation in the Group's footprint (13.4 percent) over the past 12 months. The solid performance of gross income and the containment of expenses helped to maintain positive jaws, while the efficiency ratio improved 322 basis points compared to June 30, 2024, to 37.6 percent.

As a result of all the above, **operating income** stood at €11.25 billion, up 26 percent yoy.

Impairments on financial assets increased 10 percent yoy, due to greater loan growth in the most profitable segments. Risk indicators remained stable, at better than expected levels: the accumulated cost of risk in 1H25 stood at 1.32 percent, while the NPL ratio and the coverage ratio at the end of June were 2.9 percent and 81 percent, respectively.


Net attributable profit
(Current €M)
2,957
3,878
4,994
5,447
6M22
6M23
6M24
6M25

BBVA posted a record **net attributable profit** of €5.45 billion in 1H25, up 31 percent from a year earlier (+9 percent in current euros), cementing the growing trend of recent years. In 2Q25, net attributable profit stood at €2.75 billion, up 18 percent yoy.

The Group also showcased profitability metrics that were above those of its European peers: ROTE stood at 20.4 percent while ROE was 19.5 percent. Furthermore, the tangible book value per share plus dividends rose 14.6 percent vs a year earlier, to €10.13.

As for capital, the CET1 ratio showed significant growth in the quarter, 25 bps, to 13.34 percent, a level well above both the requirement (9.12 percent) and the target range (11.5-12 percent).

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[2] In 2025, the accrual of the new tax on NII and fees and commissions is being registered under the income tax heading. The amount for 1H25 is approximately €150 million, of which €65 million have been registered in 2Q25.

BBVA

07.31.2025

Finally, in 1H25, BBVA added 5.7 million new customers, while the loan book grew by 16 percent in constant euros, all of which helped to generate a very positive impact on society: 77,000 families purchased a home, the bank granted 500,000 new loans to SMEs and the self-employed, and 73,000 larger corporates had financing to invest in their growth.

BBVA improved its prospects for 2025 in several key indicators. Specifically, the BBVA Group expects ROTE to stand at around 20 percent, with the efficiency ratio below 40 percent. In Spain, it expects a greater increase in lending (above 5 percent, surpassing the banking sector), as well as increasing NII and fees and commissions. Additionally, expenses and the cost of risk are expected to be below the estimates at the beginning of the year. In Mexico, it expects a 10 percent increase in lending, with a cost of risk below 350 basis points. In South America, it foresees the cost of risk to stand below 250 bps.

Furthermore, in the short term BBVA will have about €13 billion available for distribution to its shareholders[3].

Business areas

Growth in lending activity and customer funds stood out in **Spain**. Loans increased by more than 6 percent yoy, with a solid performance of commercial, consumer and cards. Customer funds grew by 5 percent yoy, with significant growth in off-balance sheet funds. Spain posted a net attributable profit of €2.14 billion in 1H25 (+21 percent vs 1H24), driven by core revenues, and particularly NII (+1.5 percent), amid a context of lower interest rates. Risk indicators performed better than expected and remained virtually stable vs March 2025: from January the accumulated cost of risk stood at 0.32 percent, coverage ratio was 61 percent, and the NPL ratio stood at 3.5 percent.


Net attributable profit BBVA Group
Business areas 6M 2025 (1)
Rest of business
€304 M
5%
South America
€421 M
7%
Türkiye
€412 M
7%
Spain
€2,144 M
37%
Mexico
€2,578 M
44%
(1) Figures exclude corporate center.

Mexico contributed to the Group's earnings with €2.58 billion, up 6 percent yoy. Lending showed solid growth (+12 percent yoy), with a significant performance of all segments. Customer funds also grew at a solid pace (+15 percent). The strong activity, together with an effective price management, boosted NII growth (+9 percent yoy). Furthermore, loan-loss provisions increased in the face of a more adverse macroeconomic scenario, which drove the accumulated cost of risk higher, to 3.24 percent, a better than expected performance,

3 Subject to the approval of the corresponding governing bodies and the required regulatory authorizations.

nonetheless. At the end of June the NPL ratio stood at 2.7 percent, and the coverage ratio was 125 percent. In Türkiye, growth in lending was noteworthy, both in Turkish lira (+42 percent yoy) and foreign currency (+21 percent). Customer deposits also increased handsomely, particularly in Turkish lira (+40 percent yoy). The solid performance of lending and the improvements in customer spreads in Turkish lira boosted NII. Net attributable profit in 1H25 stood at €412 million, up 17 percent in current euros, as a result of a better performance of core revenues and a lower impact from hyperinflation. As for asset quality indicators, the accumulated cost of risk at the end of June stood at 1.64 percent, the NLP ratio was 3.4 percent, and the coverage ratio stood at 86 percent. In South America, growth in lending activity (+16 percent) and customer funds (+18 percent) stood out. The area reported a net attributable profit of €421 million in 1H25, up 33 percent in current euros, as a result of a lower adjustment for hyperinflation in Argentina and a more contained level of impairments. In the country breakdown, Peru posted a net attributable profit of €156 million, Argentina earned €91 million, and Colombia reported €73 million. Risk indicators saw an improvement in the region. The cost of risk shrank to 2.33 percent, and the NPL ratio stood at 4.2 percent. The coverage ratio remained virtually stable at 89 percent. BBVA also presented its financial goals for the 2025-2028 period -not including the impact from the transaction with Banco Sabadell-, which are part of the strategic plan presented at the beginning of the year. Specifically, the bank expects ROTE to stand at around 22 percent, with the efficiency ratio improving to levels around 35 percent. Likewise, BBVA plans to continue creating value for shareholders, with an increase in the tangible book value per share plus dividends of around 15 percent (CAGR). Finally, the bank aims to reach an accumulated net attributable profit of approximately €48 billion over four years. These goals are supported by several plans that will provide a significant boost to revenue growth and value creation: · Ongoing improvement of market share thanks to customer base growth. · BBVA’s core countries will improve even further its high profitability, driven by activity and a lower cost of risk. · Improvement of the franchises now operating in countries with hyperinflation (mainly Türkiye and Argentina), in particular in the second part of the 2025-2028 period. · A significant increase in the contribution to earnings from the corporate segments and Corporate

& Investment Banking, on the back of cross-border businesses and sustainability. · An emphasis in business segments with higher revenues in commissions, such as insurance, asset management, and in transactional products. Furthermore, the bank will amplify the impact through two additional levers: an active management of the balance sheet in order to optimize the use of capital and productivity programs through ‘Next Gen’ technologies and artificial intelligence. Goals for geographical areas are as follows:

BBVA expects to have approximately €49 billion of highest quality capital, or CET1, over the 2025-2028 period. The bank expects to generate organically €39 billion in capital over four years, and an additional €5 billion through securitizations and significant risk transfers (SRT). Moreover, BBVA already had €4.5 4 billion in excess capital above the 12 percent CET 1 ratio, at the end of 2024 . Of this capital, BBVA will use about 30 percent to invest in growth (approximately €13 billion) and the remaining 70 percent would be available for distribution to shareholders -about €36 billion. Of this amount, taking into account a maximum payout of 50 percent set in BBVA’s dividend policy, €24 billion would be ordinary distributions; and the rest, €12 billion, would be excess capital above the 12 percent of CET1, available for distribution. In both cases, distribution to shareholders will materialize through 5 cash dividends or share buybacks .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 31, 2025	By:	/s/ MªÁngeles Peláez Morón

	Name:	MªÁngeles Peláez Morón
	Title:	Head of Accounting & Regulatory Reporting